UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ___)

JAYHAWK ENERGY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

472100106

(CUSIP Number)

May 10, 2013

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 5 Pages

----------------------------- CUSIP No. 472100106 -----------------------------	------------------------------ 13G ------------------------------	------------------------------ Page 2 of 5 Pages ------------------------------

 1.   NAMES OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alpha Capital Anstalt

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☐
                                                                 (b)   ☐

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

Liechtenstein

5.    SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 7,610,708 Common Stock

6.    SHARED VOTING POWER - None

7.    SOLE DISPOSITIVE POWER – 7,610,708 shares of Common Stock

8.    SHARED DISPOSITIVE POWER – None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

7,610,708 shares of Common Stock

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   ☒

The aggregate amount in Row 9 represents the maximum amount of shares that Alpha Capital Anstalt (“Alpha”) can beneficially control under a contractually stipulated 9.99% ownership restriction.  The full conversion of Alpha’s Convertible Notes and exercise of Warrants would exceed this restriction.

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.99%

12.    TYPE OF REPORTING PERSON

CO

----------------------------- CUSIP No. 472100106 -----------------------------	------------------------------ 13G ------------------------------	------------------------------ Page 3 of 5 Pages ------------------------------

ITEM 1 (a) NAME OF ISSUER: Jayhawk Energy, Inc., a Colorado corporation

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

611 E. Sherman Avenue, Coeur d’Alene, Idaho 83814

ITEM 2 (a) NAME OF PERSON FILING: Alpha Capital Anstalt

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein

ITEM 2 (c) CITIZENSHIP: Liechtenstein

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2 (e) CUSIP NUMBER: 472100106

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):  Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 7,610,708 Shares of Common Stock

(b) PERCENT OF CLASS: 9.99%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

7,610,708 Shares

(ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

7,610,708 Shares

             (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

----------------------------- CUSIP No. 472100106 -----------------------------	------------------------------ 13G ------------------------------	------------------------------ Page 4 of 5 Pages ------------------------------

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

 Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
  SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

 Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

 Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

                                 Not applicable

----------------------------- CUSIP No. 472100106 -----------------------------	------------------------------ 13G ------------------------------	------------------------------ Page 5 of 5 Pages ------------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2013
(Date)

/s/ Konrad Ackermann
(Signature)

Konrad Ackermann, Director
(Name/Title)